Exhibit 10.2

ALLEN & OVERY

RECEIVABLES PURCHASE AGREEMENT

ING BANK NV, Milan branch

as Purchaser and Transaction Administrator

and

Grief Italia S p A as Seller

and

Greif Belgium BVBA as Master Servicer

and

Greif Italia S p A as Servicer

28 October, 2005

CONTENTS

		Page
Clause
1	Definitions	2
2	Purposes of the Agreement	9
3	Purchase Dates and Conditions Precedent	10
4	Terms and Conditions governing purchases	12
5	Consequences of the purchase	13
6	Determination of the Purchase Price	13
7	The Initial Purchase Price and Global Initial Purchase Price	14
8	The Global Deferred Purchase Price	14
9	Appointment of a Servicer	15
10	Fees	15
11	Waterfall	15
12	Payments	16
13	Intermediate closing of the Current Account	19
14	Tax Gross-Up	20
15	Representations and Warranties	21
16	Undertakings	22
17	Acceleration of the Transfer Dates	24
18	Termination	25
19	Exclusive rights	29
20	Confidentiality	29
21	Indemnity	30
22	Recourses	32
23	Survival of Clauses	33
24	Repurchase Option	33
25	Sale by the Purchaser of the Global Portfolio	34
26	Solidarity between the Portfolio and the Pan-European Portfolio	34
27	Communications	34
28	Absence of Revocation	37
29	Amendments	37
30	Law and jurisdiction	37

THIS AGREEMENT is made on the 28th day of October, 2005 between:

(1)	ING BANK NV, MILAN BRANCH, a corporation organised under the laws of the Netherlands, having its registered office at Amstelveenseweg 500, 1081 KL Amsterdam - the Netherlands, acting through its Milan branch, whose registered office is at Via Paleocapa 5, 20121 Milano (Italy), Milan, registered in the Companies Registry of Milan and with Tax Identification Number 11241140158, represented by (the Purchaser or ING Milan).

(2)	Greif Italia S.p.A., a company governed by the laws of Italy, whose registered office is located at Via A Vespucci 1, 20066 Melzo, Milano, Italy registered with the Companies Registry of Milano under number 515170 represented by Michel Verholen (the Seller).

(3)	Greif Belgium BVBA, a corporation organised under the laws of Belgium, having its registered office at Bollaarstraat 6, B – 2500 Lier, registered with the register of legal entities (RPM/RPR) under the number 0407237771, represented by Chris Henderyckx (the Master Servicer).

(4)	Greif Italia S.p.A., a company governed by the laws of Italy, whose registered office is located at Via A Vespucci 1, 20066 Melzo, Milano, Italy registered with the Companies Registry of Milano under number 515170, represented by Michel Verholen (the Servicer).

(5)	ING BANK NV, MILAN BRANCH, a corporation organised under the laws of the Netherlands, having its registered office at Amstelveenseweg 500, 1081 KL Amsterdam - the Netherlands acting through its Milan branch, whose registered office is at Via Paleocapa 5, 20121 Milano (Italy), registered in the Companies Registry of Milan and with Tax Identification Number 11241140158, represented by (the Transaction Administrator).

WHEREAS:

(A)	The Purchaser wishes to purchase trade receivables that meet certain eligibility criteria from Greif Italia S p A arisen in the ordinary course of its business.

(B)	The Seller and the Purchaser agree, upon the terms and subject to the conditions hereof that the Seller will on a periodical basis sell and assign to the Purchaser all these trade receivables (the Programme).

(C)	The Servicer has agreed, upon the terms and subject to the conditions of the Servicing Agreement to act as the agent of the Purchaser and for the benefit of and in accordance with the sole instructions of the Purchaser and/or the Transaction Administrator in connection with the collection of the Receivables assigned to the Purchaser in accordance with the terms hereof.

(D)	The Master Servicer has agreed, upon the terms and subject to the conditions of the Servicing Agreement to act as the agent of the Purchaser and for the benefit of and in accordance with the sole instructions of the Purchaser and/or the Transaction Administrator in connection with some reporting duties relating to the Receivables assigned to the Purchaser in accordance with the terms hereof.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

1.1	Under this Receivables Purchase Agreement, in addition to the terms defined in the recitals, the following terms shall have the following meanings, unless the context otherwise requires:

Acceleration shall have the meaning ascribed to such term in Clause 17.1.

Adverse Right means any charge, encumbrance, proprietary or security interest, right of retention, lien or privilege or other right or claim in, over or on any person’s assets in favour of any other persons (other than the Seller with which the Obligor has entered into a contract of sale) (but excluding the rights of any Obligor in respect of the use or possession of goods in accordance with the sales contracts under which Purchased Receivables arise).

Agreement means this Receivables Purchase Agreement (with its Enclosures and Annexes) as it appears at all times, taking into account any amendments or changes that have been made thereto.

Available Amount means at each Calculation Date the sum of (i) Total Collections and (ii) the variation of GIPP if above zero when compared to the preceding Settlement Date, and determined in accordance with the Spreadsheet Programme.

Backup Servicer means such person so designated from time to time in accordance with clause 9 of the Servicing Agreement.

Business Day means any Target Day (other than a Saturday or a Sunday) on which credit institutions are open for business in Belgium and Italy.

Calculation Date means each date which is two Business Days before a Settlement Date.

Cash Deficiency means the balance of the Decrease of GIPP remaining outstanding after allocation of Available Amounts in accordance with Clause 11, as a result of the circumstance that insufficient Available Amounts are available in the Portfolio to allocate to the Decrease of GIPP.

Charges has the meaning set out in Schedule 4.

Collections means with respect to any Purchased Receivable all cash proceeds, set off, other cash proceeds or other amounts received or recovered in respect thereof, including, without limitation, any payments made on any bill of exchange, promissory note or other negotiable instrument issued in respect of such Purchased Receivable to any holder thereof (whether or not issued in breach of any provisions of this Agreement), all cash proceeds from enforcement of security with respect to such Purchased Receivable and all recoveries of value added tax from any relevant tax authority relating to any Defaulted Receivable.

Collection Period means, with respect of any Settlement Date, the Data Period immediately preceding such Settlement Date or, upon Acceleration or Termination Event, such period as the Transaction Administrator will designate.

Combined Portfolio means the aggregate of the Global Portfolio and the Pan-European Global Portfolio.

Computer File means the computer file, to be delivered, by no later than 12 a.m on each Transmission Date and a print out of which shall be delivered on each Purchase Date, by the Seller to the Purchaser under which the Receivables are identified and individualised, without any ambiguity, for ownership purposes and comply with the Eligibility Criteria for Purchase, containing the following information:

(i)	the name and address of each Obligor;

(ii)	the date and the number of each invoice;

(iii)	the Outstanding Nominal Value;

(iv)	the invoice payment date;

(v)	the VAT number for each Receivable as mentioned on the invoice or any other reference used by the Seller that permits the easy identification of the Obligor of such Receivable;

(vi)	an indication of any bill of exchange, promissory note, letter of credit or any other means of payment issued in respect of any Receivable;

(vii)	the face value of each Receivable; and

(viii)	the aggregate value of all Receivables listed in the relevant Computer File

Conditions Precedent means the conditions as set out - in the exclusive interest of the Purchaser (condizioni unilaterali) - in Clause 3.3 and/or Clause 3.4 (as applicable).

Conical Obligor means each Obligor included in the list of Schedule 1, Part 1, Annex 1, as may be amended from time to time by mutual agreement between the Seller and the Purchaser.

Costs means the costs described in Schedule 6.

Credit and Collection Policies means the credit and collection policies, including the responsibility matrices attached thereto as described in Schedule 5.

Current Account has the meaning set out in Clause 12.

Cut-off Date means each day which is five Business Days before a Transmission Date.

Data Period means, in relation to any Cut-off-Date, the period starting the day following the preceding Cut-off Date and ending on the following Cut-off Date, provided that the first data Period will start on 9 July, 2003 and will end on 19 October, 2005.

Decrease of GIPP means the amount as calculated on each Calculation Date by the Transaction Administrator in accordance with the Spreadsheet Programme.

Deemed Collections has the meaning ascribed to such term in Clause 12.3.

Defaulted Receivable shall have the meaning ascribed to such term in paragraph 1 4 of part 2 (Eligibility Criteria for Calculation of GIPP) of Schedule 1.

Default Reserve has the meaning set out in Schedule 4.

Default Reserve Floor has the meaning set out in Schedule 4.

Deferred Purchase Price (DPP) means that portion of the Purchase Price of the Portfolio which is payable to the Seller on a deferred basis pursuant to the terms of this Agreement and the Spreadsheet Programme.

Dilution means any discount, rebate, refund, billing error, expense (including invoice substitution), credit against Purchased Receivables and other adjustment or allowance in respect of Purchased Receivables permitted or incurred by the Seller.

Dilution Reserve has the meaning set out in Schedule 4.

Eligible Receivables for Purchase means Receivables that, on the relevant Purchase Date for such Receivables, comply with all the Eligibility Criteria for Purchase listed in Part 1 of Schedule 1 of this Agreement.

Eligible Receivables for Calculation of GIPP means Receivables that, at the time of the relevant calculation, comply with all the Eligibility Criteria for Calculation of GIPP listed in Part 2 of Schedule 1.

Euro or EUR means the currency of the participating member states of the European Communities in accordance with the definition given in article 109-L.4 of the European Union Ireaty and in the Council Regulation (EC) n° 974/98 of May 3,1998 on the introduction of the euro.

Excess Available Amount means the balance of the Available Amount after the payments and allocations made pursuant to Clause 11.1(a) up to and including 11.1(f) or, as the case may be, pursuant to Clause 11.2(a) up to and including 11.2(g).

Fees means the fees as described in the Fee Letter.

Fee Letter means the letter of even date herewith from the Purchaser to the Seller and counter signed for acceptance by the Seller, setting out the fees due by the Seller in relation to the Programme.

Global Deferred Purchase Price (GDPP) means, at any time, the sum of the Default Reserve, the Dilution Reserve, the Yield Reserve and Ineligible Reserve, except in the specific cases as provided for in Schedule 4.

Global Initial Purchase Price (GIPP) has the meaning ascribed to such term in Schedule 4.

Global Portfolio means, on any given date, the Outstanding Nominal Value of all the Receivables acquired by the Purchaser, after exclusion on that date of Written-off Receivables.

Greif Collection Account means the account number 051832934, ABI 3475 1, CAB 01601, SWIFT INGBITMMICM, opened with ING Bank NV, Milan branch under the name of Greif Italia S p A.

Group means the Seller, the Servicer, the Master Servicer and all companies with which the Seller the Servicer or the Master Servicer are consolidated.

Important Obligor has the meaning ascribed to such term in paragraph 1 2(a) of Part 2 (Eligibility Criteria for Calculation of GIPP) of Schedule 1.

Indemnity means indemnity as described in Clause 21.

Ineligible Receivables for Purchase means any Receivables that, on the relevant Purchase Date for such Receivables, do not comply with all the Eligibility Criteria for Purchase listed in part 1 of Enclosure I.

Ineligible Receivables for Calculation of GIPP means any Receivables that at any time do not comply with the Eligibility Criteria for Calculation of GIPP listed in Part 2 of Schedule 1.

Ineligible Reserve has the meaning set out in Schedule 4.

ING Account means the account which will be opened with ING Bank NV, Milan branch under the name of ING Bank NV, Milan branch, whose details will be communicated in writing by ING Milan to the other Parties of this Agreement.

Initial Purchase Price (IPP) means, on each Calculation Date, that portion of the Purchase Price of the Portfolio equal to the aggregate of the Outstanding Nominal Value of each Receivable less (i) the DPP as calculated with respect to the same Portfolio.

Initial Purchase Price Cash Portion (IPP Cash Portion) means 1% of the IPP to be paid in relation to a Portfolio in accordance with Clause 12.

Insolvency Proceedings means proceedings and circumstances of the type referred to in Clause 18.1(a)(i), (ii) and (iii).

Instalment of GDPP means the amount as calculated on each Calculation Date by the Transaction Administrator in accordance with Clause 8.1 and the Spreadsheet Programme.

Late Interest Collection means, with respect to a Receivable, any late payment interest and/or indemnities which is effectively received or recovered by the Seller in respect of such Receivable from the Obligor.

Master Servicer means such person so designated from time to time in accordance with the Servicing Agreement.

Master Servicer Fee shall have the meaning ascribed to such term in clause 7.3 of the Servicing Agreement.

Material Adverse Effect means, as of any date of determination, (a) any event, circumstance, occurrence or condition which has caused (or would reasonably be expected to cause) a material adverse effect, or any condition or event that has resulted or could reasonably be expected to result in a material adverse effect, on the business, operations, financial condition, liabilities (contingent or otherwise) or prospects of the Seller or the Servicer or the Master Servicer taken as a whole, (b) any event, circumstance, occurrence or condition which has caused (or would reasonably be expected to cause) a material adverse effect on the ability of the Seller or the Servicer or the Master Services to consummate in a timely manner the transactions contemplated under this Agreement or to perform any of their original obligations under any Transaction Document or (c) any event, circumstance, occurrence or condition which has caused (or would reasonably be expected to cause) a material adverse effect on the legality, binding effect or enforceability of any Transaction Document or any of the material rights and remedies of the Purchaser thereunder.

Material Company means, at any time, a company of the Group which has net assets (excluding intra-group items) representing 5 per cent or more of the consolidated net assets of the Group in accordance with US GAAP.

Nominal Value means with respect to any Receivable, the principal amount of such Receivable, including VAI and other taxes if any, as reflected in the books of the Seller and mentioned on the invoice representing the Receivable.

Obligor means a person set out in the records of the Seller as debtor of Receivables and obliged to make payment for the provision of goods or services evidenced by a contract for which an invoice has been issued (or, if different, the person so obliged).

Outstanding Nominal Value means, with respect to any Receivable, the Nominal Value of such Receivable less (a) any Dilution in relation to such Receivable and (b) any Collection received with respect to such Receivable.

Pan-European Data Period has the meaning ascribed to the term “Data Period” in the Pan European Receivables Purchase Agreement.

Pan-European Global Portfolio has the meaning ascribed to the term “Global Portfolio” in the Pan-European Receivables Purchase Agreement.

Pan-European Portfolio means the Outstanding Nominal Value of all of the Pan-European Purchased Receivables acquired by the Pan-European Purchaser during the preceding Pan-European Data Period pursuant to the Pan-European Receivables Purchase Agreement.

Pan-European Purchased Receivables has the meaning ascribed to the term “Purchased Receivables” in the Pan-European Receivables Purchase Agreement.

Pan-European Purchaser means ING Belgium NV/SA.

Pan-European Receivables Purchase Agreement means the Receivables Purchase Agreement dated 28 October 2004 between ING Belgium NV/SA, Greif Coordination Center SA and Greif Belgium BVBA, as amended from time to time.

Party means a party to this Agreement.

Portfolio means on any given date the Outstanding Nominal Value of all the Purchased Receivables acquired by the Purchaser during the preceding Data Period.

Programme means the programme described in the recitals.

Programme Amount means EUR 23,000,000.

Purchase Date has the meaning ascribed to such term in Clause 3.

Purchased Receivables means, on any given date, all the Receivables assigned, sold, transferred or purported to be assigned, sold or transferred to the Purchaser hereunder.

Purchased Receivables with Set-Off Arrangements means Purchased Receivables for which the Obligor can, in its relationship with the Seller, make set-off arrangements due to the existence of a current account or related reciprocal debts.

Purchase Price means the purchase price for Eligible Receivables for Purchase calculated in accordance with Clause 6 and the formulas contained in the Spreadsheet Programme.

Receivable means any and all present and future indebtedness coming or having come into existence prior to a Termination Date or the date at which this Agreement terminates in accordance with Clause 2.4, 2.6 or 2.7 and owed or purported to be owed to the Seller by an Obligor, arising from an agreement for the provision of goods and/or services entered in the course of business of the Seller and includes unless otherwise specified herein, any Purchased Receivable.

Seller’s Account means the account which will be indicated in writing by the Seller to the Purchaser.

Servicer means such person so designated from time to time in accordance with the Servicing Agreement.

Servicer Fee shall have the meaning ascribed to such term in clause 7.2 of the Servicing Agreement.

Servicing Agreement means the servicing agreement dated on or about the date hereof between the Seller, the Servicer and the Purchaser.

Servicing Fee means the Master Servicer Fee and the Servicer Fee.

Settlement Date means without prejudice to Clause 17, the 15th and the last day of each calendar month, save that the first Settlement Date shall coincide with the first Purchase Date Any Settlement Date falling on a date which is not a Business Day will be advanced to the immediately preceding Business Day.

Solidarity Amount shall have the meaning ascribed to such term in Clause 26.2.

Solidarity Excess Available Amount means the balance of the Available Amount after the payments and allocations made pursuant to Clause 11.1(a) up to and including 11.1(g) or, as the case may be, pursuant to Clause 11.2(a) up to and including 11.2(h).

Spreadsheet Programme means the Spreadsheet Programme which will be deposited by the Transaction Administrator with notary Gilberte Raucq, Rue du Monastère 22, 1000 Brussels, Belgium and of which a printout with the initial date is attached as substantially Schedule 4.

Stamp Duty means any stamp duty, registration, tax or other transaction or documentary tax (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Target means Trans-European Automated Real-time Gross Settlement Express Transfer Payment System.

Target Day means any day on which Target is open for the settlement of payments in Euro.

Taxes means all present and future transfer tax, value added tax (VAI), sales tax, notarial and registration fees, Stamp Duties or other charge or withholding taxes or substitute taxes, applied as final or provisional taxes on account of income tax (including without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Taxation shall imply and shall be construed according to the definition of Taxes.

Template means the template in Excel format substantially in the form of Schedule 2.

Termination Date means the earliest of:

(i)	the date of the occurrence of any event referred to in Clause 18.1(a);

(ii)	the third Business Day following the receipt of notice referred to in Clause 18.1(b) save if the Seller has exercised his repurchase option in accordance with Clause 24.2 before such date; and

(iii)	any date following the occurrence, and during the continuation, of any event referred to in Clause 18.1(c) which the Purchaser or the Transaction Administrator declares to be the Termination Date

Termination Event means any of the events described in Clause 18.

Total Collections means, with respect to any Purchased Receivable the sum of all items booked in the Current Account under 12.3(a), 12.3(b), 12.3(c), 12.3(d), 12.3(e).

Transaction Administrator Report means the report substantially in the form of Schedule 3.

Transaction Document means each of the following documents:

(i)	this Agreement;

(ii)	each Transfer Proposal and Transfer Acceptance;

(iii)	the Servicing Agreement; and

(iv)	any other document designated as such by the parties to this Agreement

Transfer Acceptance means the acceptance of a Transfer Proposal for the sale of Receivables, substantially in the form of Schedule 10.

Transfer Date means any date resulting from an acceleration of the dates for remittance of Collections by the Seller or the Servicer to the Purchaser pursuant to Clause 17 or 18.2(f) A Transfer Date falling on a date which is not a Business Day will be postponed to the next following Business Day.

Transfer Proposal means a proposal for the sale of Receivables, substantially in the form of Schedule 9.

Transmission Date means each date which is one Business Day before a Calculation Date.

Written off Receivable means a receivable which has been written off, or qualifies or would qualify for a write-off, as irrecoverable for accounting purposes by the Seller in accordance with its general accounting practices.

Yield Reserve has the meaning set out in Schedule 4.

1.2	Any reference in this Agreement to:

(a)	‘bankruptcy proceeding’, liquidation’, ‘proceedings for composition’ of any person shall be construed as to include any equivalent or analogous proceedings under the laws of the jurisdiction in which such person is incorporated or any jurisdiction in which such person has its principal place of business;

(b)	‘attachment’ of any asset shall be construed as to include any equivalent or analogous proceedings under the laws of the jurisdiction in which such asset is located;

(c)	‘temporary administrator’ appointed with respect to any person shall be construed as to include any equivalent or analogous officer appointed under the laws of the jurisdiction in which such person is incorporated or any jurisdiction in which such person has its principal place of business; and

(d)	Clause, Enclosure or Annex is a reference to a clause, enclosure or annex of this Agreement

2	PURPOSES OF THE AGREEMENT

2.1	The Seller agrees to sell to the Purchaser, with effect on each Purchase Date, from the first Purchase Date until (and not including) the Termination Date or the date of termination of this Agreement in accordance with Clauses 2.4, 2.6, or 2.7, subject to the Conditions Precedent and the provisions of this Agreement and pursuant to the procedure set out in Clause 4 all Receivables originated by the Seller during the preceding Data Period towards the Obligors and listed in the Computer File, provided that the Seller shall have to include in such list all Eligible Receivables for Purchase originated by the Seller during the preceding Data Period. The Computer File shall be printed and attached to each Transfer Proposal and each Transfer Acceptance. The Parties agree that the Receivables are assigned and transferred pursuant to Law No 52 of 21st February 1991, as amended from time to time (the Factoring Law) and the applicable provisions of the Italian civil code

2.2	The Seller may at any time give notice to the Purchaser, who shall accept with a copy to the Servicer and the Master Servicer that it wishes to interrupt the continuation of these sales and assignments. In order to be effective from a particular Business Day, this notice must be given by 10 am (Milan time) on that day. The sales of Receivables will recommence upon ten Business Days’ prior written notice from the Seller to the Transaction Administrator and subject to the satisfaction of all conditions as provided for in this Agreement and the receipt of all reports and information that the Transaction Administrator may reasonably request as to cover the period of interruption of sales

2.3	The Purchaser hereby appoints the Transaction Administrator to act as its agent and representative and to perform certain tasks in the name and on behalf of the Purchaser under this Agreement

2.4	Unless terminated or cancelled earlier in accordance with this Agreement, the commitment of the Purchaser to purchase Receivables is given for a duration of 364 (three hundred and sixty-four) calendar days commencing on the date hereof. At any time between 90 and 30 days before the expiry of the 364 days, the Seller may request the Purchaser in writing to extend its commitment to purchase Receivables. The Purchaser may agree to extend the commitment by entering into an amendment letter relating to this Agreement with the Seller to that effect, provided that the expiration date shall not be later than the earlier of:

(i)	364 days from the date upon which such extension comes into effect; and

(ii)	the fourth anniversary date of the date of this Agreement.

2.5	The Purchaser shall notify the Seller of its decision on such extension not later than the date which is 15 days after the Seller’s request

2.6	The Seller may at any time terminate this Agreement by 30 days prior notice to the Transaction Administrator

2.7	The Purchaser may terminate this Agreement by 30 days prior notice to the Seller if (i) any payment to be made by the Seller or the Servicer to the Purchaser is or shall be subject to any taxes on or measured by the overall net income or profit of the Purchaser and (ii) the Seller refuses to indemnify the Purchaser

2.8	Clauses 18.2(a) to 18.2(g) (including) and Clause 18.3 shall apply, govern the effects of and survive a termination of this Agreement in accordance with Clauses 2.4, 2.6 and 2.7

3.	PURCHASE DATES AND CONDITIONS PRECEDENT

3.1	Purchases of Receivables will take place on each Settlement Date until (and not including) the Termination Date (each a Purchase Date), provided that:

(a)	the Conditions Precedent set out in Clause 3.4 are then satisfied or waived by the Purchaser in accordance with Clause 4.6; and

(b)	the procedure set out in Clause 4 is followed

3.2	The first Purchase Date will be 31st October, 2005 subject to Clauses 3.3 and 3.4

3.3	The first Purchase Date shall not take place before the second Business Day after satisfaction of the following Conditions Precedent - set out in the exclusive interest of the Purchaser (condizioni unilaterali):

(a)	completion of a due diligence review by the Purchaser of the Seller’s portfolios of Receivables, systems and practices, the outcome of this due diligence being satisfactory to the Purchaser and delivery of a due diligence report accepted and countersigned by the Seller;

(b)	signing of the due diligence key finance report including the agreed recommendations and adaptations;

(c)	delivery of original or certified conformed copy of all necessary board and shareholder resolutions approving the terms of, and the transactions contemplated by, the Transaction Documents to which Greif Italia/Greif Belgium is party and (in the case of board resolutions) authorising a specified person or persons to execute those Transaction Documents on its behalf and to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with those Transaction Documents and delivery of specimen of signatures;

(d)	delivery of legal opinions of Allen & Overy Italy addressed to the Purchaser and satisfactory to the Purchaser and the Transaction Administrator as to the civil law true sale character of the sales of Receivables in accordance with this Agreement and as to the powers and authorisations of the Seller in connection with this Agreement and tax opinion of Allen & Overy Italy addressed to the Purchaser;

(e)	delivery by the Master Servicer of the Template on the performance of the portfolio to be purchased on the first Purchase Date until the month prior to the first Purchase Date;

(f)	execution of the Transaction Documents by all parties thereto;

(g)	payment by the Seller of the fees and expenses set out in the Fee Letter

3.4	The Seller hereby represents and warrants to the Purchaser and the Transaction Administrator that, unless it will have notified the Transaction Administrator otherwise in accordance with this Agreement, on the relevant Purchase Date:

(a)	the representations and warranties set out in Clause 15 shall be true and correct in all material respects, except for those representations or warranties which are already qualified as to materiality and for the representations and warranties under Clauses 15.12 to 15.17 (including), which shall be true and correct;

(b)	there shall be no breach of any of the undertakings set out in Clause 16;

(c)	no event has occurred and is continuing, or would result from such purchase, that constitutes a Termination Event or that, with the giving of notice or passage of time, would constitute a Termination Event;

(d)	the Termination Date has not occurred;

(e)	the purchase of such Receivable will not result in the GIPP exceeding the Programme Amount;

(f)	no applicable law, regulation, judgement or decree of any governmental entity prohibits the making of such purchase or remittance of Total Collections in accordance with the provisions of this Agreement and the Servicing Agreement; and

(g)	the Seller and/or the Master Servicer and/or the Servicer have duly fulfilled the activities set out in Clause 4.1, 4.2 and 4.4

To the extent that the Purchaser acquires any Receivable on a Purchase Date, the Seller shall be considered to have reiterated the representations and warranties set out in Clause 15.

The truthfulness and the correctness of the representations and warranties set out in this Clause 3.4(a) to (g), shall also constitute a Conditions Precedent - set out in the exclusive interest of the Purchaser (condizioni unilaterali) - to the obligation of the Purchaser to purchase the Receivables offered by the Seller, as set out in Clause 4.6.

4. TERMS AND CONDITIONS GOVERNING PURCHASES

4.1	On each Transmission Date, the Master Servicer will deliver to the Transaction Administrator by electronic mail or by fax, not later than 10 a.m. Milan time the Template duly completed with the data related to the preceding Data Period so that the performance of the Global Portfolio since the previous Template may be assessed

4.2	On each Transmission Date, the Seller will send to the Transaction Administrator the Computer File listing all Eligible Receivables for Purchase originated by the Seller during the preceding Data Period and to be purchased by the Purchaser on the following Purchase Date

4.3	On each Calculation Date the Transaction Administrator, also on the basis of the information contained in the Template delivered by the Master Servicer and the Computer File sent by the Seller on the preceding Transmission Date, will calculate and notify to the Seller by electronic mail or by fax, not later than 4 p.m. Milan time, the IPP for the Receivables originated by the Seller during the relevant Data Period and to be sold on the following Purchase Date from the Seller to the Purchaser pursuant to the Transfer Proposal and the Transfer Acceptance

4.4	On each Purchase Date, by no later than 10 a.m. (Milan time), the Seller shall send by fax to the Purchaser the Transfer Proposal - to which shall be attached a printed copy of the Computer File - which shall constitute an offer to sell the Receivables listed on such Computer File

4.5	On each Purchase Date by no later than 2 p.m. (Milan time), the Purchaser shall execute and subsequently send by fax to the Seller the Transfer Acceptance - to which shall be attached a printed copy of the Computer File, which shall constitute an acceptance of the offer made by the Seller pursuant to paragraph 4.4

4.6	The obligation of the Purchaser to accept the offer for sale made by the Seller in the Transfer Proposal, shall be subject to the Condition Precedent - set out in the exclusive interest of the Purchaser (condizione unilaterale) - that the representations and warranties made by the Seller on such Purchase Date pursuant to Clause 3.4(a) to (g) are true and correct, provided that if the Purchaser shall send to the Seller the executed copy of the Transfer Acceptance, such Condition Precedent shall be deemed to be in any case satisfied or waived by the Purchaser, but in any case without prejudice, for (i) the right of the Purchaser to subsequently avail himself of the provisions of Clause 5.3; (ii) the right of the Purchaser to be fully indemnified by the Seller pursuant to Clause 21 for the resulting breach of Clause 3.4; as well as (iii) any other remedy available to the Purchaser under this Agreement and any applicable law

4.7	The Transaction Administrator is authorised to take such measures, including a deferral of the Settlement Date, as may be necessary in the event that the Seller and/or the Master Servicer is late in delivering the information required under Clause 4.1 and 4.2 or such information appears to be incorrect

4.8	Such measures shall be binding on the Seller, and shall be without prejudice to the Seller’s obligations to indemnify the Purchaser against the losses that may result from such delay or to pay late payment interest on any amount payable by it under this Agreement and without prejudice to the other rights of the Purchaser under this Agreement

4.9	Any delay in the delivery of the above referred information and/or any inaccuracy in the information as provided for by the Seller and/or the Master Servicer will allow the Transaction Administrator to request from the Seller the payment of a penalty fee of 0.01% calculated on the Programme Amount with a minimum of Euro 1000, unless the non-delivery and/or inaccuracy is remedied within two Business Days of the due date and provided that such non delivery and/or inaccuracy does not occur during two consecutive months

5.	CONSEQUENCES OF THE PURCHASE

5.1	The sale of Receivables made under this Agreement and, upon their due execution, each Transfer Proposal and Transfer Acceptance, shall constitute a true sale without recourse (pro-soluto) pursuant to article 1267 of the Italian Civil Code of the Receivables, and not a security arrangement for any obligations of the Seller. The Purchaser shall have full title and interest in and to the Purchased Receivables as from the Purchase Date, shall be free to further dispose of such Purchased Receivables, and shall be fully entitled to receive and retain for its own account the Total Collections in respect of such Purchased Receivables

5.2	The Receivables will be purchased on the Purchase Date with all the associated rights and accessories, options, privileges, and interest linked to such Receivables as well as any sum due on such Receivables or which may become due subsequently, and all the advantages and benefits ensuing therefrom, to the extend permitted by law

5.3	Should a Purchased Receivable be found at any time by the Purchaser or the Transaction Administrator to be, or should the Seller, Servicer or Master Servicer inform at any time the Purchaser that a Purchased Receivables is an Ineligible Receivable for Purchase, the Purchaser shall have the option to reassign such Ineligible Receivables with all the associated rights and accessories, options, privileges, and interest linked to the Ineligible Receivables to the Seller at any time by executing a notice in the form set out in Schedule 8 (the Notice) and sending the Notice to the Seller, who shall immediately copy the content of the Notice on its letterhead, sign and fax back the Notice to the Purchaser

The Seller shall repurchase such Receivables, at its expenses and without any recourse, for a price corresponding to the Outstanding Nominal Value of the Ineligible Receivables Such amount shall be credited in favour of the Purchaser to the Current Account. The Purchased Receivables that would appear to be Ineligible Receivable will remain the property of the Purchaser until their reassignment to the Seller

5.4	Upon satisfaction or waiver of the Conditions Precedent set forth under Clause 3.3 and/or Clause 3.4 (as applicable), the Seller may demand performance by the Purchaser of its obligations to pay the IPP and GDPP in accordance with Clauses 7 and 8 and enforce these obligations subject to Clause 22 and without prejudice to the application of Clause 8.2 and 8.3, but waives the right to demand rescission of any purchase

6.	DETERMINATION OF THE PURCHASE PRICE

6.1	On each Purchase Date, the Purchaser will acquire the Receivables owned by the Seller and listed in the relevant Computer File at a Purchase Price based on the Outstanding Nominal Value of the Receivables and which comprises (i) the IPP Cash Portion and the IPP payable on the Purchase Date, which coincides with the Settlement Date, both according to the provisions of Clause 7, and (ii) the DPP payable according to the provisions of Clause 8 Purchase Price determinations are made for the Portfolio, as a whole, and not separately for each Receivable

6.2	The determination of the IPP and the DPP shall be made in accordance with the formulas contained in the Spreadsheet Programme. In case of inconsistency between the Spreadsheet Programme and the formulas or other calculation methods set out in this Agreement, the Spreadsheet Programme shall prevail except in case of manifest error

7.	THE INITIAL PURCHASE PRICE AND GLOBAL INITIAL PURCHASE PRICE

7.1	The IPP is the first part of the Purchase Price payable for the Portfolio on a Purchase Date

The IPP is calculated on each Calculation Date in accordance with the Spreadsheet Programme, and is paid according to Clauses 11 and 12. The computation of the IPP shall bind the parties except in case of manifest error

7.2	The GIPP will be calculated on each Calculation Date in accordance with the Spreadsheet Programme. The GIPP shall never be higher than the Programme Amount

8.	THE GLOBAL DEFERRED PURCHASE PRICE

8.1	At any Calculation Date, the GDPP as applicable to the Global Portfolio corresponds to the intermediate Global Deferred Purchase Price (Intermediate GDPP) minus the instalment of GDPP (Instalment of GDPP)

The Intermediate GDPP equals:

a)	the GDPP at the preceding Calculation Date;

b)	less the sum of the Charges and the Written-off Receivables;

c)	plus the DPP applicable to the Portfolio

The Instalment of GDPP equals:

a)	the Available Amount;

b)	less the sum of all payments and allocations provided for in Clause 11.1 (a) to (i) and 11.2(a) to (j)

8.2	The Instalment of GDPP is payable by the Purchaser on each Settlement Date according to Clauses 11 and 12. From the occurrence of a Termination Date, no further Instalment of GDPP shall be paid unless and until the balance of the GIPP has been reduced to zero and any credit balance of the Current Account shall have been duly paid to the Purchaser. Thereafter, the Instalment of GDPP will be payable on each Settlement Date in accordance with the Spreadsheet Programme

8.3

In no circumstances will the Purchaser be liable to pay any Instalment of GDPP as an separate liability, since the Purchaser’s liability vis-a-vis the Seller under this Agreement is limited to the net balance on the Current Account as specified in Clause 12 For the avoidance of doubt, the GDPP does not represent a liability of the Purchaser other than to the extent of the Instalments of GDPP payable pursuant hereto. Accordingly, the Seller acknowledges and agrees that the limited recourse nature of the obligation to pay any Instalment of GDPP under this Agreement produces the effect of a contratto aleatorio and accepts the consequences thereof, including but not limited to the provision of article 1469 of the Italian civil code and will have an existing claim against the Purchaser only in respect of the net balance of the Current Account and will not have any claim, by operation of law or otherwise, against, or recourse to, the Purchaser’s assets (other than the net balance of the Current Account) or its contributed equity capital or any other assets of the Purchaser whatsoever

8.4	No interest will be paid by the Purchaser on the GDPP

9.	APPOINTMENT OF A SERVICER

The servicing, administering and collection of the Purchased Receivables (the Services) shall be conducted by the Servicer pursuant to the Servicing Agreement, while reporting duties relating to the Purchased Receivables shall be conducted by the Master Servicer pursuant to the Servicing Agreement.

10.	FEES

10.1	All the Fees incurred under this Agreement and determined in accordance with the Fee Letter will be borne by the Seller or reimbursed by the Seller to the Purchaser

10.2	The Transaction Administrator will supply the Seller with reasonable details and justification of any such Fees

11.	WATERFALL

11.1	Prior to the occurrence of a Termination Date and in accordance with the Spreadsheet Programme, the Available Amount shall be applied by the Purchaser on each Settlement Date to the payments or internal allocations as stipulated in Clause 12 in the following order of priority and if and to the extent that the payments or the allocations ranking higher have been made in full:

(a)	to pay all liabilities then due and payable on account of Taxes due in relation to the Programme for such part of those amounts that has not been paid through the Current Account;

(b)	to pay the Costs;

(c)	to cover the Indemnities referred to in Clause 21 unpaid by the Seller and/or Servicer;

(d)	to pay the Servicing Fee;

(e)	to allocate to the IPP;

(f)	to allocate to the Decrease of the GIPP if any;

(g)	to allocate to the Pan-European Cash Deficiency, if any;

(h)	to allocate to the Solidarity Amount, if any;

(i)	to allocate to any other amount as agreed between the Seller and the Purchaser, without such agreement being unreasonably withheld by either party;

(j)	to allocate to the Instalment of the GDPP

11.2	After the occurrence of a Termination Date and in accordance with the Spreadsheet Programme, the Available Amount shall be applied by the Purchaser on each Settlement Date to the payments or internal allocations as stipulated in Clause 12 in the following order of priority, if and to the extent that the payments or the allocations ranking higher have been made in full:

(a)	to pay any fees then due and payable to the Backup Servicer;

(b)	to pay all liabilities then due and payable on account of Taxes due in relation to the Programme for such part of those amounts that have not been paid through the Current Amount;

(c)	to pay the Costs;

(d)	cover the Indemnities referred to in Clause 21 unpaid by the Seller and/or the Servicer;

(e)	to allocate to the IPP, if applicable;

(f)	to allocate to the Decrease of the GIPP if any;

(g)	to allocate to the Servicing Fee;

(h)	to allocate to the Pan-European Cash Deficiency, if any;

(i)	to allocate to the Solidarity Amount, if any;

(j)	to allocate to any other amount due if any;

(k)	subject to Clause 8.2, to allocate to the Instalment of the GDPP

12.	PAYMENTS

12.1	As they are expected to become obligor and creditor of each other or the duration of this Agreement, the Seller also in its capacity as Servicer and the Purchaser also in its capacity as Transaction Administrator will enter into a current account legal relationship (the Current Account) so that the payments of the various sums due by one Party to the other Party (other than the IPP Cash Portion) will take place by booking the amount due on this Current Account Such payments shall be entered in the Current Account and settled exclusively in Euro No interests will accrue on the amounts booked on the Current Account. This Current Account is indivisible However, for administrative purposes, the subheadings described below will be created. The creation of these subheadings will in no way affect the indivisibility of the Current Account

The IPP Cash Portion in respect of each Portfolio shall be paid on the relevant Purchase Date by way of a wire transfer with the BIREL system by the Purchaser to the Seller’s Account.

12.2	The amounts to be booked to the Current Account on any Calculation Date shall include solely those amounts payable on the Settlement Date immediately following such Calculation Date in accordance with the order of priority provided for in Clause 11

12.3	Unless the amounts referred to in the subheadings 12.3(a) to 12.3(e) have been transferred by the Servicer after an Acceleration on the bank account mentioned in Clause 4.5 of the Servicing Agreement, the following amounts will be booked to the Current Account

IN FAVOUR OF THE PURCHASER:

(a)	Collections: (information supplied by the Servicer)

These are the cash payments with respect to the Purchased Receivables, whoever makes such payment and whatever the modalities of such payment.

In case one of the Obligors of the Purchased Receivables makes a partial payment (by means of compensation or any other method) which cannot be applied to a particular Receivable, the Servicer will allocate such payment proportionally to all Receivables, whether assigned or not, on such Obligor.

These amounts will be deemed to be booked on the Current Account on the Calculation Date immediately preceding the Settlement Date on which they are due to be transferred to the Purchaser pursuant to Clauses 6.3 or 6.4 of the Servicing Agreement.

(b)	Late Interest Collections (information supplied by the Servicer)

This represents late interest amounts calculated as from the maturity date of the invoice and/or indemnities paid because of late payment by the Obligor.

These amounts will be deemed to be booked on the Current Account on the Calculation Date immediately preceding the Settlement Date on which they are due to be transferred to the Purchaser pursuant to clauses 6.3 or 6.4 of the Servicing Agreement.

(c)	Deemed Collections (information supplied by the Servicer)

This represents the amount by which the Outstanding Nominal Value of Purchased Receivables has been reduced as the consequence of one of the following events:

(i)	Dilution as from the preceding Cut-off Date, other than the Dilution which has been deducted from the Nominal Value of the Purchased Receivables when calculating the Purchase Price of such Receivables in accordance with Clause 6; or

(ii)	in case of the sale of a fully or partially paid Receivable at the end of the preceding Data Period for which no adjustment of the Outstanding Nominal Value has been made as per Clause 6, the amount of the Dilution corresponds to the amount of such total or partial payment; or

(iii)	any other element admitted by the Seller or recognised in a court of law

For the purposes of this Agreement, the Deemed Collections will be assimilated to a payment made by the Obligor whose Receivables have been purchased.

The Deemed Collections will be deemed to be booked on the Current Account on the Calculation Date immediately following the Collection Period during which the events referred to in i), ii) or iii) arise.

Furthermore, if the Seller or the Servicer breaches its undertaking set out in Clause 16.2(c) (not to draw any bill of exchange in connection with a Purchased Receivable, nor to demand or receive from any Obligor, or otherwise permit the creation by any Obligor of, any promissory note in connection with a Purchased Receivable, save if immediately endorsed to the Purchaser), a Deemed Collection shall arise in the amount of that Receivable and will be deemed to be booked on the Current Account on the day such a breach arises.

(d)	The Outstanding Nominal Value of Ineligible Receivables for Purchase that have been purchased as Eligible Receivables for Purchase or that have been taken into consideration for the determination of the Purchase Price of a Portfolio in accordance with this Agreement (information supplied by the Master Servicer)

This amount will be assimilated to a payment by the Seller to the Purchaser.

This amount will be deemed to be booked on the Current Account on the day the Purchaser has exercised its reassignment option in accordance with Clause 5.3.

(e)	Any Indemnity due by the Seller or the Servicer to the Purchaser (information supplied by the Master Servicer)

These are the amounts due by the Seller or the Servicer to the Purchaser pursuant to Clause 21.

The amount of the Indemnity will be deemed to be booked on the Current Account on the day the Indemnity is payable.

(f)	Any other amount due under this Agreement by the Seller or the Servicer to the Purchaser (information supplied by the Master Servicer)

The amount due will be deemed to be booked on the Current Account on the day the Seller or the Servicer or a court order recognises that the Purchaser is entitled to this amount.

(g)	Payment made by the Purchaser (information supplied by the Master Servicer)

This amount represents the balance of the Current Account to be paid by the Purchaser to the Seller pursuant to Clause 13.1.

It will be deemed to be booked on the Current Account on each Calculation Date.

It is well understood that the above entries will be made without duplication, so that the same amount in respect of the same Receivable will not be entered more than once in the Current Account under Clauses 12.3(a) to 12.3(d).

IN FAVOUR OF THE SELLER:

(a)	The Initial Purchase Price paid for the Portfolio acquired by the Purchaser less the IPP Cash Portion

This amount will be deemed to be booked on the Current Account on the Calculation Date immediately following the Cut-off Date of the preceding Data Period.

(b)	The Instalment of GDPP

This amount is payable in accordance with Clause 8.2 on each Settlement Date.

This amount will be deemed to be booked on the Current Account on the Calculation Date immediately preceding the relevant Settlement Date.

(c)	The total amount of the payment cancellations (information supplied by the Master Servicer)

Certain forms of payment used by an Obligor can give rise to the cancellation of the payment of Receivables previously booked on the Current Account and thus paid to the Purchaser.

The amount of the cancellation will be deemed to be booked on the Current Account on the Calculation Date immediately following the Collection Period during which the payment is cancelled.

(d)	The Servicing Fee

This fee is determined in accordance with clause 7 of the Servicing Agreement.

This amount will be deemed to be booked on the Current Account on the Calculation Date and will be received by the Seller acting as agent and on behalf of the Servicer and the Master Servicer.

(e)	Any other amount due under this Agreement by the Purchaser to the Seller or the Servicer or the Master Servicer, if any

The amount due will be deemed to be booked on the Current Account on the day the Purchaser, or a court order, recognises that the Seller or the Servicer is entitled to this amount.

The amount due to the Master Servicer will be booked in the Current Account in favour of the Seller acting in his capacity as agent of the Master Servicer.

(f)	Payments made by the Seller or the Servicer

This amount represents the balance of the Current Account as calculated pursuant to Clause 13.1.

It will be deemed to be booked on the Current Account on the Settlement Date.

13.	INTERMEDIATE CLOSING OF THE CURRENT ACCOUNT

13.1	The Transaction Administrator shall calculate on each Calculation Date the intermediate closing balance of the Current Account to be paid as of the immediately following Settlement Date, taking into account all entries scheduled to take place until the Calculation Date The balance resulting from each intermediate closing will be paid in favour of the Seller or of the Purchaser, as the case may be The intermediate closing shall take into account the consequences that a seizure or any other similar measure imposed on the whole or part of the amounts due by one Party to the other would have on such balance

The payment will take place on the Settlement Date following the relevant Calculation Date in accordance with the order of priority set out in Clauses 11.1 and 11.2, as applicable and Clause 13.2 below.

The provisions of this Clause 13.1 are without prejudice to the obligation of the Servicer, upon an Acceleration to pay to the Purchaser on each Transfer Date the amount of the Total Collections in accordance with clause 4 of the Servicing Agreement.

13.2	Terms and conditions governing payments

(a)	On the Transmission Date immediately following the end of a Data Period, the Seller (in relation to the information of the Template be delivered in accordance with Clause 4.1) or the Servicer or the Master Servicer (in accordance with the respective provisions of the Servicing Agreement) will inform the Transaction Administrator of the global amounts booked for each subheading on the Current Account since the previous intermediate closing, as well as any corrective entries, insofar as such data has to be supplied by them in compliance with Clause 1.2 They will do so by electronic mail or by fax, not later than at 10 am Milan time, by means of the Template

(b)	On the Calculation Date immediately following the end of a Data Period, on the basis of the information supplied by the Seller, the Servicer and the Master Servicer and the information available to it, the Transaction Administrator will compute the balance of the Current Account and the Instalment of GDPP payable on the relevant Settlement Date and
communicate	them to the Seller by means of the Transaction Administrator Report, such report being sent by electronic mail or by fax before 4 p.m Milan time

This computation will bind the parties, absent manifest error.

(c)	The Seller irrevocably authorises the Transaction Administrator to debit the Greif Collection Account under value Settlement Date with the amount of the balance of the Current Account, if this balance is in favour of the Purchaser. The Seller undertakes to fund said account in due course with the amounts necessary for the required payment

(d)	If, following a lack of funds, the balance due to the Purchaser on the Settlement Date (pursuant to Clause 13.1) cannot be paid in full or in part to the Purchaser, the Seller will owe late interest to the Purchaser, calculated at the Euribor Rate (one month) (as such term is defined in Schedule 6 of this Agreement), plus 2% per annum on the amount to be paid, until the Business Day following receipt of full payment of the amount due and an administration fee of Euro 1,000 covering the follow-up of such late payment

(e)	The Purchaser undertakes to credit by way of a wire transfer with the BIREL system, under value Settlement Date, the Seller’s Account with the amount of the balance of the Current Account, if this balance is in favour of the Seller

(f)	The Seller shall co-operate fully with the Purchaser in establishing that the payment of the Purchase Price bears a data certa (date certain at law) in accordance with Article 5 Factoring Law and Article 2470 of the Italian civil code

(g)	For the purposes of Article 5 of the Factoring Law, upon the receipt of the payment of the IPP Cash Portion, IPP, DPP, GIPP and the GDPP, as the case may be, on any Settlement Date, the Seller shall deliver to the Purchaser a document (quietanza di pagamento), bearing the so called data certa (date certain) stating and confirming that the payment of the IPP Cash Portion, IPP, DPP, GIPP and the GDPP, as the case may be, occurred on the date thereof

14.	TAX GROSS-UP

14.1	All payments to be made by the Seller or the Servicer to the Purchaser shall be made free and clear of and without withholding or deduction for or payment of or on account of any present or future Tax unless the Seller or the Servicer is required by law to make such a payment subject to the deduction or withholding or payment of or on account of tax, excluding any taxes on or measured by the overall net income or profit of the Purchaser. If any Tax or amounts in respect of Tax must be deducted or withheld from any amounts payable or paid by the Seller or the Service, the Seller or the Servicer shall pay such additional amounts as may be necessary to ensure that the Purchaser receives a net amount equal to the full amount which would have been received in the absence of the withholding or deduction

14.2	Without prejudice of the Purchaser’s right in accordance with Clause 2.7, the Seller agrees to pay any sales, excise, registration and other Taxes, duties and fees payable in connection with the execution, delivery, filing or recording of this Agreement, any other documents to be delivered in connection with this Agreement or in connection with any transaction contemplated by this Agreement (hereinafter referred to as “Other Applicable Taxes”)

14.3	The Seller hereby indemnifies the Purchaser and the Transaction Administrator for the full amount of Taxes and Other Applicable Taxes (including, without limitation, any Taxes and Other Applicable Taxes imposed on amounts payable under this Clause 14) paid by the Purchaser or the Transaction Administrator and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto

14.4	Within 30 days after the date of any payment of Taxes, the Seller or the Servicer (as applicable) shall provide the Transaction Administrator with a copy of a receipt evidencing payment thereof. The Transaction Administrator shall provide the Purchaser with a copy of such receipt. If Taxes are payable in respect of any payment hereunder by the Seller or the Servicer (as applicable) but an exemption in relation to such Taxes is available, the Seller shall, upon the reasonable request of the Transaction Administrator, provide the Transaction Administrator with a certificate from each relevant taxing authority, or an opinion of tax counsel acceptable to the Transaction Administrator, in either case stating that such payment is exempt from or not subject to Taxes This indemnification shall be made within thirty days from the date the Purchaser makes written demand thereof

14.5	Provided that no Termination Event has occurred and is continuing, all amounts payable under and pursuant to this Clause 14 shall be paid on the Settlement Date immediately following the date the Purchaser or the Transaction Administrator makes written demand thereof or if the immediately following Settlement Date occurs less than 10 Business Days after the date of such demand, the next following Settlement Date provided that if after the date of such demand the relevant Settlement Date contemplated in this paragraph (6) will not occur, the amounts contemplated in this paragraph (6) shall be paid no later than 45 Business Days after the date of such demand. If a Termination Event has occurred and is continuing, all amounts payable under and pursuant to this Clause 14 shall become immediately due and payable upon demand being made by the Purchaser or Transaction Administrator

15.	REPRESENTATIONS AND WARRANTIES

During the time this Agreement remains applicable, each of the Seller and the Servicer represents and warrants to the Purchaser that:

15.1	it is a company validly constituted in accordance with Italian law, with power to enter into this Agreement;

15.2	it has validly executed this agreement and that the entry into and performance by it, and the transactions contemplated by this Agreement do not and will not conflict with its constitutional documents;

15.3	it complies with the laws and regulations applicable to its activities, except to the extent that non-compliance would not, individually or in the aggregate, have a Material Adverse Effect;

15.4	none of the events listed in Clauses 17 and 18 exists;

15.5	there has been no material adverse change in the collectibility of the Receivables or in the operating condition of the Seller;

15.6	it is not in breach of any of its undertakings set out in Clause 16 below;

15.7	there has been no change with respect to the Seller or the Servicer since the date of the most recent audited financial accounts delivered under Clause 16.1(a) which has had or would have, individually or in the aggregate, a Material Adverse Effect;

15.8	no legal proceedings (including insolvency) exist or are threatening against the Seller or the Servicer which would, individually or in the aggregate, have a Material Adverse Effect or would reasonably be expected to give rise to any legal restraint or prohibition against or challenge the Transaction Documents or any of the transactions contemplated therein;

15.9	this Agreement is not contrary to any legal or contractual provisions applicable to them, and that no purchase of Receivables hereunder will breach the terms of any facility or other covenants of the Seller, or constitute an event of default under such facilities;

15.10	no event of default, failure to pay or enforcement of security exist under any credit facility or other financial borrowing of the Seller in respect of amounts in excess of Euro 100,000;

15.11	any factual information taken (as a whole) provided to the Purchaser or the Transaction Administrator under this Agreement is true, accurate and complete in all material respects;

15.12	without prejudice to Clause 18.1(c)(xiii), the Receivables presented for purchase in each Computer File, Transfer Proposal and Transfer Acceptance are Eligible Receivables for Purchase as defined in Clause 1 to this Agreement;

15.13	it has complied with the Credit and Collection Policies and will not make any material change in such policies unless with the prior written consent of the Purchaser;

15.14	it owns the Receivables free and clear of any Adverse Right, and such Receivables are not subject to any attachment;

15.15	there is no encumbrance under the law of any jurisdiction over its business, nor any undertaking or mandate with a view to create of any such encumbrance;

15.16	it has the capability (i) at any given time to identify each individual Purchased Receivable, and (ii) to track Total Collections in respect of each of the Purchased Receivables;

15.17	it is in full compliance with any and all the provisions of the Italian Legislative Decree no 196 of 30 June 2003 (the Italian Data Protection Code) and, in particular, that all the assigned debtors have been provided, verbally or in writing, with all the mandatory information pursuant to Article 13 of the Italian Data Protection Code and Article 5 of the Code of conduct and professional practice applying to information systems managed by private entities with regard to consumer credit, reliability, and timeliness of payments”;

15.18	each of the representations and warranties under this Clause 15 by each of the Seller and the Servicer shall be true and correct on each Purchase date, in all material respects, except for those representations or warranties which are already qualified as to materiality and for representations under Clauses 15.12 to 15.17 (including), which shall be true and correct; and

15.19	it is not in default of payment of any amount in excess of Euro 100,000 owing by it to the tax authorities or social security authorities unless contested in good faith

It is understood that the representations and warranties given by the Seller and the Servicer in this Agreement are given to the Purchaser also for the benefit of its successors and assigns in relation with the Receivables within the meaning of a contract for the benefit of a third party (contratto a favore di terzo).

16.	UNDERTAKINGS

16.1	Information, Accounts, Records

Each of the Seller and the Servicer undertakes:

(a)	(i) to supply to the Transaction Administrator its annual balance sheet and profit and loss statement, approved by the General Assembly as soon as possible and at any rate within the 180 days following the end of its accounting year, and (ii) to provide its semi-annual interim balance-sheet as well as the interim profit and loss statement, on an unaudited basis and without approval by the General Assembly, as soon as possible and at any rate within 90 days following the end of the first half of each one of the accounting years;

(b)	to keep proper documents, books, records and other information necessary or useful for the control and the recovery of the Purchased Receivables and the monitoring of the Programme;

(c)	(i) once per calendar year as well as at any time following the occurrence and during the continuance of any of the events provided for in Clauses 17 and 18, subject to two Business Days’ notice period, except for events referred to in Clauses 17 1 (d) and 18.1(c)(xiii) or in case of suspicion of fraud referred to in Clause 16.1(f) to comply with an audit at the expenses of the Seller as mentioned in the Fee Letter or, for audits other than the yearly audit, expenses that are in line with what audit firms of the same size as the Purchaser’s auditors would charge for such audit and (ii) to allow and each of the Seller and the Servicer procures that the Seller and the Servicer will allow the Transaction Administrator and its agents or representatives to examine and to take copies of the books, records and documents on whatever medium which are in the possession or under the control of the Seller or the Servicer and which relate to the Purchased Receivables;

(d)	to implement the agreed recommendations and adaptations as provided for in the due diligence key report referred to under Clause 3.3(b) by March 2006 or in any subsequent letter resulting from the annual audit by the time indicated in such letter, which time shall be reasonable;

(e)	to deliver physically to the Purchaser, at the Purchaser’s request, all invoices, agreements, documents and security relating to the Receivables, to grant, endorse or otherwise execute any documents or agreements that may be required for the purposes thereof, to supply the Purchaser and the Transaction Administrator with all documents available and purported to be available and needed for the recovery of an unpaid Purchased Receivable or all documents available and purported to be available from Obligors certifying the existence and the amount of the Purchased Receivables and each of the Seller and the Servicer procures that all documents representing the Purchased Receivables (including without limitation documents relating to the payment and/or collection of the Purchased Receivables) and all information in relation to the Purchased Receivables will be remitted and communicated to the Purchaser at first demand;

(f)	at any time, at the request of the Purchaser or the Transaction Administrator in case of suspicion of fraud and if such suspicion is not cleared by the delivery of appropriate documents to the Transaction Administrator, to request its auditors to contact at the expense of the Seller a sample of Obligors to ensure the existence of the Purchased Receivables

(g)	to notify for consent the Transaction Administrator of any major change in the Credit and Collection Policies;

(h)	to notify the Transaction Administrator of any major legal proceeding filed against them;

(i)	to notify the Transaction Administrator of any major legal, financial or other changes in their structure, activity, patrimonies or economical and financial situation which could materially affect the Programme;

(j)	at any time within business hours, subject to two Business Days’ notice period, except if an event referred to in Clauses 17.1(d) or 18.1(c)(xiii) or in case of suspicion of fraud referred to in Clause 16.1(f), to allow and each of the Seller, the Master Servicer and the Servicer procures that the Seller, the Master Servicer and the Servicer will allow the Transaction Administrator and its agents or representatives to conduct an on-site examination of the books, records and documents of the Seller, or the Master Servicer or the Servicer as to check the compliance with the transmission or endorsement to the Purchaser of all bills of exchange or promissory notes, to the extent transmission or endorsement is required under this Agreement.

16.2	Concerning the Purchased Receivables

Each of the Seller, the Master Servicer and the Servicer undertakes:

(a)	not to dispossess itself from any document representing a Purchased Receivable, and to remit them to the Purchaser or to the Transaction Administrator, at first demand;

(b)	without prejudice to the obligation to fulfil its duties as Servicer or provided for in the Servicing Agreement, not to use the rights, options, privileges, appeals, title deeds and/or interests linked to the Receivables without having obtained the prior written approval of the Transaction Administrator;

(c)	in relation to each Purchased Receivable: not to draw any bill of exchange in connection with a Purchased Receivable, nor to demand or receive from any Obligor, or otherwise permit the creation by any Obligor of, any promissory note in connection with a Purchased Receivable, except if that bill of exchange or promissory note is immediately endorsed to the Purchaser;

(d)	not to sell, assign, or dispose of any Purchased Receivables;

(e)	except as permitted under the Servicing Agreement, not without the prior consent of the Transaction Administrator, extend, amend or otherwise modify the terms of any Purchased Receivable;

(f)	not to grant security over any of the Purchased Receivables to any third party; and

(g)	to comply with the terms of the Credit and Collection Policies

17.	ACCELERATION OF THE TRANSFER DATES

17.1	The Transaction Administrator reserves the right to impose daily, bi-weekly or weekly Transfer Dates (such acceleration of Transfer Dates shall be referred to as an Acceleration) as well as weekly Settlement Dates, subject to 3 Business Days’ notice The Transaction Administrator may exercise its right by giving such notice as from the date on which the Purchaser or the Transaction Administrator is informed of the occurrence of one of the following events:

(a)	if one or more bill of exchange, with a minimum aggregate amount of Euro 1,000,000, bearing the signature of the Seller or the Servicer in whatever capacity, is protested or is not paid within the month of its due date;

(b)	if one or more cheques, with a minimum aggregate amount of Euro 1,000,000, bearing the signature of the Seller or the Servicer is not paid within the month of its due date, is protested or subject to an equivalent procedure if the Purchaser believes that this leads or is likely to lead to a Material Adverse Effect;

(c)	in the event of a delay in the execution of any obligation of the Seller or the Servicer towards the tax authorities or a social security body or in the event that legal proceedings are instituted against it by one of these authorities or bodies except if the Seller or the Servicer provides a justification acceptable to the Transaction Administrator;

(d)	in the event a preliminary investigation conducted in accordance with applicable law for fraud, theft, forgery or corruption is issued against a de jure or de facto body of the Seller or the Servicer or the Master Servicer;

(e)	if the Servicer breaches a covenant as listed in clause 8 of the Servicing Agreement;

(f)	if the Master Servicer breaches a covenant as listed in clause 8 of the Servicing Agreement;

(g)	if a temporary administrator is appointed to manage the business of the Seller or the Master Servicer or the Servicer;

(h)	an event arises or is announced which could reasonably be expected to have a Material Adverse Effect; and

(i)	if the Seller extends terms of payment for Purchased Receivables representing more than 5% of the Global Portfolio; and

(j)	there occurs a major legal, financial or other change in the structure, activity, assets and liabilities or economical and financial situation of the Seller and/or the Servicer and/or the Master Servicer which has a Material Adverse Effect and jeopardise the Programme, in particular by deteriorating their capacity to fulfil the obligations under the Programme, or by deteriorating the quality and collectibility of Purchased Receivables

The Seller and the Servicer and the Master Servicer shall inform the Transaction Administrator as soon as they are aware of the occurrence of one of these events.

17.2	The consequences of an Acceleration are the following:

(a)	the Purchaser will impose daily, bi-weekly or weekly Transfer Dates, or any other frequency;

(b)	in accordance with clause 4.5 of the Servicing Agreement, the Servicer will pay to the Purchaser on the Transfer Date the Total Collections received until such date to the ING Account or to the account designated by the Purchaser;

(c)	the Purchaser will reduce the Collection Period and the regularity of the sending of the Template as the case may be;

(d)	and the Purchaser may change the regularity of the Settlement Date and of the Transmission Date to a weekly Settlement Date and Transmission Date

18.	TERMINATION

18.1	Termination Events:

(a)	The Programme will be terminated without notice, and a Termination Event will occur, if, with respect to the Seller, the Servicer, the Master Servicer and/or a Material Company, one of the following events arises:

(i)	any person presents a petition, or files documents with a court or any register, for bankruptcy;

(ii)	any corporate action is taken or legal proceedings have commenced against it for its liquidation;

(iii)	in case of proceedings for composition:

(A)	in case the Seller, the Servicer, the Master Servicer and/or a Material Company file(s) for composition;

(B)	in case the application for composition of the Seller or the Servicer or the Master Servicer is refused; the Seller or the Servicer or the Master Servicer does not anymore meet the conditions for composition; the court does not authorise payment to be deferred; the provisional or final payment deferment is terminated; the Purchaser or any creditor regains its full rights;

(iv)	this Agreement ceases to be legal, valid and binding for any reason

(b)	Except if during such notice period the Seller has exercised its repurchase option in accordance with Clause 24.2, the Programme will be terminated and a Termination Event will occur upon 3 Business Days’ notice as from the date on which the Seller received the relevant notification confirming that:

(i)	at any date the GIPP exceeds (or would exceed as a result of a transfer of Receivables to take place on that date) the aggregate Outstanding Nominal Value of all Receivables then constituting the Global Portfolio minus the GDPP;

(ii)	the weighted average contractual term for payment of the Purchased Receivables exceeds 160 days

(c)	Except if during such period the Seller proves that it has remedied the situation as invoked by the Purchaser or the Transaction Administrator to support its decision or if, in relation to paragraphs (iv), (v), (vi), (vii), (viii), (ix), (x), and (xi) below, the Seller has exercised its repurchase option in accordance with Clause 24.2, the Programme will be terminated and a Termination Event will occur, upon 1 Business Day notice as from the date on which the Seller received the relevant notification in the case referred to under Clause 18.1(c)(viii)(A) below and upon 3 Business Days’ notice as from the date on which the Seller received the relevant notification in the following cases (except the case referred to under Clause 18.1(c)(viii)(A) below):

(i)	a representation and/or undertaking listed in Clauses 15 and 16.1(b), 16.1(c), 16.1(e), 16.1(f), 16.1(h), 16.1(i), 16.1(j), and 16.2 is inaccurate or not complied with respectively;

(ii)	the Seller and/or the Servicer, if the Seller is Servicer, fails to pay during at least 2 Business Days any amount due under this Agreement;

(iii)	without prejudice to paragraph (a), the Seller and/or the Servicer, if the Seller is Servicer, does not comply with one or several of its other obligations under this Agreement, in whatever capacity and this failure, if capable of remedy, remains unremedied (i) in the event of non-compliance with its obligations under Clause 16.1(a), 16.1(d) and 16.2(g) for 30 Business Days after notice thereof from the Purchaser or the Transaction Administrator or (ii) in the event of non-compliance with any obligations under this Agreement (other than referred to under paragraph (i)), for 3 Business Days after notice thereof from the Purchaser or the Transaction Administrator;

(iv)	the Monthly Default Ratio as stipulated in the Spreadsheet Programme, exceeds 3.14%;

(v)	the Monthly Dilution Ratio as stipulated in the Spreadsheet Programme, exceeds 5.5%;

(vi)	the D S O (Days Sales Outstanding) calculated by the Transaction Administrator has been exceeding 70 days for 2 consecutive months.

The D S O equals to:

(the Outstanding Nominal Value of the Global Portfolio on the last day of the relevant Data Period + the Outstanding Nominal Value of the Global Portfolio of the 2 previous months each time as existing on the last day of the relevant Data Period)* 90

(the Portfolio of the concerned Data Period + the Portfolio of the 5 previous Data Periods )* 3 the result being expressed in number of days;

(vii)	the GIPP at any time becomes less than Euro 5,000,000;

(viii)	after notification by the Transaction Administrator of the persistence of an event described in Clause 17 which is reasonably likely to lead to a Material Adverse Effect (without prejudice, for the avoidance of doubt, to any other provision of this Clause 18), provided that:

(A)	for events as described in Clause 17.l(j), the persistence lasts during more than 3 Business Days;

(B)	for events as described in Clause 17.l(e) and h), the persistence lasts during more than two months; and

(C)	for any other events as described in Clause 17.1, the persistence lasts during more than one month

(ix)	in case of merger of the Seller or the Servicer or the Master Servicer with another company, of de-merger;

(x)	a significant change occurs in the shareholding structure of the Seller, and if the Transaction Administrator considers that such event is likely to modify the risks relating to the Seller and/or the Servicer and/or the Master Servicer under this Agreement; a significant change is considered to occur if existing shareholders would cease having de jure or de facto, direct or indirect control (as defined in Article 2359 of the Italian Civil Code) over the Seller and/or the Servicer and/or the Master Servicer;

(xi)	on any Settlement Date, Ineligible Receivables for Purchase assigned by the Seller and still outstanding represent more than 5% of the Global Portfolio;

(xii)	The net worth of the Purchaser becomes less than € 250 mio; For the purpose of this Clause, “net worth” means common stock, paid in capital, currency translation, revaluation reserves, retained earnings and treasury stock;

(xiii)	an indictment for fraud, theft, forgery or corruption is initiated against a de jure or de facto body of the Seller or the Servicer or the Master Servicer except if the Seller or the Servicer or the Master Servicer provides a justification acceptable to the Transaction Administrator;

(xiv)	the Seller or the Servicer or the Master Servicer is in breach of any financial covenant or ratio in any of its existing and future syndicated credit facilities or its existing and future securitisation programme;

(xv)	in case of termination of the Servicing Agreement

(d)	The Programme will also be terminated and a Termination Event will occur without notice as from the date on which the Seller and/or the Purchaser received the notification confirming that the Pan-European Receivables Purchase Agreement has been terminated in accordance with the provisions contained therein.

The Seller and the Servicer and the Master Servicer shall inform the Transaction Administrator as soon as they are aware of the occurrence of any of these events or of their likely occurrence, in which latter case the Transaction Administrator undertakes to inform the Seller and the Servicer and the Master Servicer as soon as possible whether such event is susceptible to trigger the termination of this Agreement.

18.2	Consequences of a Termination Event

Save in relation to the consequences mentioned under 18.2(d) and 18.2(f) for the events under 18.1(c)(i) if the latter refers to clauses 19 and 20 when a Termination Date occurs:

(a)	the Purchaser ceases to purchase new Receivables as from the day of the Termination Date:

(b)	the Master Servicer, and if he fails to do so, the Seller, will provide without delay the ageing balance detailed per Obligor, cut-off at the Termination Date;

(c)	no further Instalment of GDPP shall fall due unless and until the balance of the GIPP shall have been reduced to zero and any credit balance of the Current Account shall have been duly paid to the Purchaser Thereafter, payment of Instalments of GDPP will be resumed in accordance with Clause 8.2;

(d)	the Servicing Fee shall continue to be paid when the balance of the GIPP shall have been reduced to zero;

(e)	the Purchaser or the Transaction Administrator on its behalf is allowed, at the Seller’s costs and expenses, to (i) give formal notice of a legal transfer or assignment of each Receivable to the relevant Obligor in the form as set out in Schedule 7 and (ii) notify new payment instructions or have them notified to the Obligors whose Receivables have been purchased;

(f)	the Transfer Dates become daily (i.e take place on each Business Day); and

(g)	the Purchaser or the Transaction Administrator may appoint a Backup Servicer for the collection of the Receivables according to the terms and conditions specified in the Servicing Agreement. In the event that a Backup Servicer is appointed, the Seller shall deliver to the Backup Servicer all documents and means of payment corresponding to the Purchased Receivables, except if within the respective periods of notice as provided for in Clause 18, a bank guarantee, the issuer and amount of which shall be acceptable and approved by the Transaction Administrator, is issued in favour of the Purchaser, or, if within the same period the Seller has exercised the repurchase option set out in Clause 24 and paid the price thereof to the Purchaser and the credit balance of the Current Account if any.

18.3	Insofar the provisions contained in this Clause do not derogate therefrom, the other Clauses of this Agreement will remain applicable until the parties have conclusively executed their obligations under this Agreement

19.	EXCLUSIVE RIGHTS

Throughout the duration of this Agreement the Seller will not enter into an agreement or an arrangement with a third party involving similar objectives as those contained in this Agreement and concerning the purchase of trade receivables, excluding lines of credit to the Seller by third parties or affiliates of Seller, without the Purchaser’s prior written consent such consent not to be unreasonably withheld.

20.	CONFIDENTIALITY

20.1	Each Party agrees to treat all information of any kind transmitted by the other Party as confidential. The parties agree not to divulge such information to any other person and to ensure that their respective personnel similarly respect the confidential nature of such information.

20.2	This provision shall not prevent:

(a)	either Party from transmitting such information as may be required by its statutory auditors, public organisations or any governmental, regulatory, fiscal, or monetary institution or other authority, in so far as it is obliged to do so by the applicable laws and regulations in force;

(b)	the Purchaser from transmitting such information to any person who will provide or will undertake to provide directly or indirectly funds to the Purchaser or any agent appointed by the Purchaser, provided that the Purchaser undertakes that such person shall be bound to treat such information as confidential under the same terms and subject to the same conditions as provided for in the Transaction Documents;

(c)	the Purchaser from using any original or duplicate copy of the contractual documentation or any computer information referred to in this Agreement in order to take all such measures deemed necessary by the Purchaser to preserve, and/or enforce its rights under the Transaction Documents, including without limitation any legal actions;

(d)	either Party from providing the Rating Agencies with any information they may require;

(e)	either Party from transmitting such information as may be in the public domain other than as a result of a breach of this Article by such Party;

(f)	the Purchase from using exclusively the following information: the amount involved in the transaction, the countries concerned, the number of sellers in such countries, the structure of the transaction, the identity of the legal counsels involved in the transaction, the closing date of the transaction, the maturity of the transaction and the identity of the parties to the transaction

20.3	This obligation to preserve confidentiality shall remain valid for 2 years from the Termination Date.

21.	INDEMNITY

21.1	Increased Costs

(a)	If as a result of (1) either the introduction of or any change in, or in the interpretation or application of, any law or regulation, or (2) the compliance by the Purchaser with any law or regulation made after the date of this Agreement, the Purchaser suffers or incurs:

(i)	a reduction in the rate of return from a commitment under or in respect of this Agreement or on its capital employed in respect of obligations under this Agreement or arising in connection herewith or therewith; or

(ii)	an additional or increased cost which is attributable to the Purchaser (or any affiliate thereof) having entered into a commitment in respect of this Agreement or funding or performing its obligations hereunder or thereunder, including, without limitation, any increased cost arising as a result of a requirement to increase the amount of capital required or expected to be maintained by the Purchaser against any commitment entered into in respect of this Agreement; or

(iii)	a reduction of any amount due and payable under this Agreement,

then the Seller shall, forthwith upon receipt of a written demand thereof from the Purchaser pay directly to the Purchaser or (if so specified in the written demand) to the Transaction Administrator on its behalf such amount or amounts as shall be sufficient to compensate the Purchaser for such additional or increased cost incurred or such reduction suffered. A certificate setting forth in reasonable detail any amounts claimed by the Purchaser under this Clause 21.1 shall be conclusive and binding for all purposes, except in case of manifest error.

(b)	Anything in this Clause 21.1 to the contrary notwithstanding, if the Purchaser has entered into an agreement to purchase Receivables from or to make loans to one or more other persons (Other Persons), the Purchaser shall allocate in a reasonable manner the liability for any amounts under this Clause 21.1 to the Seller and each Other Person; provided, however, that if in the Purchaser’s reasonable opinion such costs are attributable to the Seller and/or the transactions contemplated by this Agreement, and not attributable to any Other Person or any other transactions, the Seller shall be solely liable for such costs.

The agreements and obligations of the Seller contained in this Clause 21.1 shall survive the termination of this Agreement.

21.2	Indemnities by the Seller, the Servicer and the Master Servicer

(a)

Without limiting any other rights which the Transaction Administrator or the Purchaser may have hereunder or under applicable law, the Seller, the Servicer and the Master Servicer jointly and severally hereby agree to indemnify the Transaction Administrator, the Purchaser, their successors and their assigns in relation to the Receivables, and each of their respective directors, officers, employees, agents and attorneys (all of the foregoing being collectively referred to as Indemnified Parties) from and against any and all damages, losses, claims, taxes, liabilities and related costs and expenses, including reasonable attorneys’ fees (which attorneys may be employees of the Transaction Administrator or the Purchaser) and disbursements (all of the foregoing being collectively referred to as Indemnified Amounts) awarded against or incurred by any of them arising out of or resulting from:

(i)	the sale of any Receivable under this Agreement, each Transfer Proposal and each Transfer Acceptance, which is not at the date of purchase an Eligible Receivable for Purchase;

(ii)	reliance on any representation or warranty made or deemed made by the Seller, the Servicer, the Master Servicer or any of their respective officers under or in connection with this Agreement which shall have been false or incorrect in any material respect when made or deemed made or delivered;

(iii)	the failure by the Seller or the Master Servicer or the Servicer to comply with any term, provision or covenant contained with this Agreement, or with any applicable law, rule or regulation with respect to any Receivable, the related commercial contract or the nonconformity of any Receivable or the related commercial contract with any such applicable law, rule or regulation;

(iv)	the failure to vest and maintain vested in the Purchaser or to transfer to the Purchaser ownership of the Receivables and the ancillary assets which are, or are purported to be, sold by the Seller hereunder in each case free and clear of any Adverse Claim whether existing at the time of the purchase of any such Receivable or at any time thereafter;

(v)	the failure by the Seller to make any payment required on its part to be made hereunder;

(vi)	the failure to file, or any delay in filing, instruments or documents under the laws of any applicable jurisdiction or other applicable laws with respect to any Receivables and the ancillary assets which are, or are purported to be, sold by the Seller hereunder, whether at the time of any purchase or at any subsequent time;

(vii)	any dispute, claim, offset or defence (other than the discharge in bankruptcy or similar proceeding of an Obligor under a Receivable) of an Obligor to the payment of any Receivable which is, or is purported to be sold by the Seller hereunder (including, without limitation, a defence based on such Receivable or the related commercial contract not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of the merchandise or services related to such Receivable or the furnishing or failure to furnish such merchandise or services;

(viii)	any failure by the Seller to perform its duties or obligations in accordance with the provisions of this Agreement or any failure by the Seller or any affiliate thereof to perform its respective duties under the commercial contracts relating to the Receivables;

(ix)	any products liability claim or personal injury or property damage suit or other similar or related claim or action of whatever sort arising out of or in connection with goods and/or merchandise which are the subject of any Receivable or related commercial contract;

(x)	the failure to pay when due any Tax, including without limitation, sales or excise payable in connection with any Receivables and ancillary assets;

(xi)	the commingling of Total Collections of any Purchased Receivables and ancillary assets at any time with other funds;

(xii)	any investigation, litigation or proceeding related to this Agreement or the use of proceeds of purchases or the ownership by the Purchaser of any Receivables and ancillary assets except any such investigation, litigation or proceeding arising from the negligence or wilful misconduct of the Purchaser or breach by the Purchaser of any of its obligations hereunder; or

(xiii)	any attempt by any person to void or otherwise avoid any transfer of a Receivable or ancillary asset from the Seller to the Purchaser

(b)	The Seller, the Servicer and the Master Servicer shall be under no liability under Clause 21.2(a) above to pay:

(i)	Indemnified Amounts to the extent a final judgement of a court of competent jurisdiction considers such Indemnified Amounts resulting from gross negligence or wilful misconduct on the part of the Indemnified Party seeking indemnification;

(ii)	Indemnified Amounts to the extent the same constitute losses solely by reason of the Receivables being uncollectable on account of the insolvency, bankruptcy or lack of creditworthiness of the related Obligor (as distinguished from losses arising in respect of any representation, warranty or covenant made by the Seller where applicable hereunder);

(iii)	taxes imposed by the jurisdiction in which such Indemnified Party’s principal executive office is located, on or measured by the overall net income of such Indemnified Party; or

(iv)	except with respect to any claim arising out of the wilful misconduct of the Seller, Indemnified Amounts constituting indirect and unforeseeable damages provided however, that nothing contained in this Clause 21.2(b) shall limit the liability of the Seller, the Servicer and the Master Servicer or limit the recourse of the Indemnified Parties to the Seller, the Servicer and the Master Servicer for amounts otherwise specifically provided to be paid by the Seller, the Servicer and the Master Servicer under the terms of this Agreement.

(c)	Any indemnification in accordance with this Clause 21 shall be paid within 30 days of demand

(d)	The Seller or the Servicer or the Master Servicer shall cease to have any liability under or in respect of this Clause on the date which is two years after the date of termination of this Agreement, provided that no GIPP is outstanding at that time and except in respect of a claim of which the Purchaser gives written notice to the Seller or the Servicer or the Master Servicer before that relevant date

22.	RECOURSES

To the extend permitted by law, no recourse under any obligation, covenant or agreement of the Purchaser as contained in this Agreement shall be made against any incorporator, stockholder, affiliate, officer, employee or director of the Purchaser, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute or otherwise, it being expressly agreed and understood that the agreements of the Purchaser contained in this Agreement are solely the corporate obligations of the Purchaser, and that no personal liability whatsoever shall attach to or be incurred by the incorporators, stockholders, affiliates, officers, employees or directors of the Purchaser or any of them, under or by reason of any of the respective obligations, covenants or agreements of the Purchaser contained in this Agreement, or implied therefrom, and that any and all personal liability of every such incorporator, stockholder, affiliate, officer, employee or director of the Purchaser for breaches by the Purchaser of any such obligation, covenant or agreement, whether such liability arises under the Italian law, is hereby expressly waived as a condition of and in consideration of the execution of this Agreement.

23.	SURVIVAL OF CLAUSES

The agreements and obligations of the Seller contained in the Clause 20 shall survive the termination of this Agreement.

24.	REPURCHASE OPTION

24.1	Without prejudice to Clause 5.1 and Clause 24.2, after the Termination Date has occurred, the Seller shall be entitled to request the Purchaser to repurchase the Global Portfolio at a price corresponding to the Nominal Value of all Receivables of the Global Portfolio subject to the balance of GIPP being reduced to zero as a result of such repurchase and that the credit balance of the Current Account (taking into account the treatment of that price as a Collection) shall have been duly paid to the Purchaser

To that effect, the Seller shall notify the Purchaser of its intention to repurchase the Global Portfolio five Business Days before the requested date of repurchase. The Purchaser shall not be obliged to accept such offer and shall notify the Seller of its decision no later than three Business Days after the receipt of the Seller’s notice.

24.2	During the 3 Business Days’ notice period referred to under Clause 18.1(b) and Clause 18.1(c), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) and the 1 Business Day notice period referred to under Clause 18.1(c)(viii)(A) the Seller shall be entitled to request the Purchaser to repurchase the Global Portfolio at a price corresponding to the Nominal Value of all Receivables of the Global Portfolio subject to the balance of GIPP being reduced to zero as a result of such repurchase and that the credit balance of the Current Account (taking into account the treatment of that price as a Collection) shall have been duly paid to the Purchase at the latest at the time of such repurchase Provided that the repurchase option is exercised before the end of the notice period, the Programme will not be terminated and a Termination Date will not occur in accordance with Clause 18.1(b) and 18.1(c). The repurchase will occur within the 3 Business Days’ notice period or the 1 Business Day notice period, respectively

24.3	The payment by the Seller of the repurchase price will take place:

(a)	in the event of a repurchase in accordance with Clause 24.1, on the Settlement Date following its decision to repurchase the Global Portfolio and at the latest at the time of such repurchase;

(b)	in the event of a repurchase in accordance with Clause 24.2, within the 3 Business Days’ notice period

The Seller will pay the repurchase price as follows:

(a)	by way of set-off with the Instalment of GDPP, if any, that would be payable as at the repurchase date;

(b)	the balance will be paid in cash

25.	SALE BY THE PURCHASER OF THE GLOBAL PORTFOLIO

25.1	The Purchaser shall be entitled to assign or transfer, wholly or partially, its rights, interest in or title to the Purchased Receivables, without any requirement for the consent of the Seller,

25.2	Neither the Seller nor the Servicer nor the Master Servicer shall be entitled to assign or transfer all or any of its rights or obligations under this Agreement at any time except with the prior written consent of the Transaction Administrator

26.	SOLIDARITY BETWEEN THE PORTFOLIO AND THE PAN-EUROPEAN PORTFOLIO

26.1	If during the term of the Programme under this Agreement, a Cash Deficiency, as defined in the Pan-European Receivables Purchase Agreement, (a Pan-European Cash Deficiency), occurs in relation to the Pan-European Portfolio in relation to a given Pan-European Data Period (as defined in the Pan-European Receivables Purchase Agreement), the Excess Available Amounts of the Portfolio in relation to the same Pan-European Data Period will be allocated to decrease such Pan-European Cash Deficiency. The Seller specifically agrees that Excess Available Amounts may be allocated to and applied against a Pan-European Cash Deficiency as from the Pan-European Effective Date as provided for in the preceding sentence, on the condition that the Pan-European Receivables Purchase Agreement contains a similar provision permitting Excess Available Amounts under the Pan-European Receivables Purchase Agreement to be allocated to a Cash Deficiency in the Portfolio

26.2	If during the term of the Programme under this Agreement, Excess Available Amounts under the Pan-European Receivables Purchase Agreement are allocated to decrease a Cash Deficiency in the Portfolio as provided for in the Pan-European Receivables Purchase Agreement, and later Solidarity Excess Available Amounts are available in the Portfolio, such Solidarity Excess Available Amounts will be used to reimburse the Excess Available Amounts under the Pan-European Receivables Purchase Agreement that have been allocated to decrease the Cash Deficiency of the Portfolio (the Solidarity Amount)

26.3	The Seller specifically agrees that Solidarity Excess Available Amounts may be allocated to and applied against a Solidarity Amount as from the Pan-European Effective Date as provided for in Clause 26.2, on the condition that the Pan-European Receivables Purchase Agreement contains a similar provision permitting Solidarity Excess Available Amounts under the Pan-European Receivables Purchase Agreement to reimburse Excess Available Amounts of the Portfolio that have been allocated to decrease a Pan-European Cash Deficiency

27.	COMMUNICATIONS

27.1	Any notification or communication under this Agreement will be addressed to the other Party in the following manner:

(a)	If to the Seller, to:

Greif Italia S.p.A.

Via A Vespucci 1

20066 Melzo, Milano

Italy

Attention: Paolo De Medici

Fax: +39 02 95738570

E-mail: Paolo DeMedici@Greif.Com

(b)	If to the Servicer, to:

Greif Italia S p A

Via A Vespucci 1

20066 Melzo, Milano

Italy

Attention: Paolo De Medici

Fax: +39 02 95738570

E-mail: Paolo DeMedici@Greif.Com

(c)	If to the Master Servicer, to:

Greif Belgium BVBA

Bollaarstraat 6

B – 2500 Lier

Belgium

Attention: Chris Henderyckx

Fax: +32 34910651

E-mail: Factoring@Greif.Com

(d)	If to the Purchaser, to:

ING Bank NV, Milan branch

Via Paleocapa 5

20121 Milano

Italy

Attention: Manuela Pecchio/Paola Crippa

Fax: +39 02 89629 2320

E-mail: manuela pecchio@ing it

paola crippa@ing it

with a copy to the Transaction Administrator to:

ING Bank NV, Milan branch

Via Paleocapa 5

20121 Milano

Italy

Attention: Michele Pozzi/Mirko Pala

Fax: +39 02 89629 2320

E-mail: michele pozzi@ing it

mirko pala@ing it

Any change to the data relating to the Seller, the Servicer, the Master Servicer, the Transaction Administrator or the Purchaser mentioned above will only take effect on the 5th day following the delivery by post of a registered letter containing the change.

27.2	Unless otherwise specified in this Clause, all notifications or communications will be effected by registered mail, express courier or fax. These notifications and communications will be deemed to have been made on the date (i) of their delivery by post in the case of a registered letter, or (ii) indicated on the document established by the fax and confirming the dispatch.

27.3	Any notification referred to in Clauses 17 and 18 will be made by registered letter at the post with acknowledgement of receipt. A copy of this letter will be addressed to the addressee by fax on the day the letter is dispatched by post. The notification will take effect on the date of delivery.

27.4	Each of the Seller and the Servicer and the Master Servicer authorises the Purchaser and the Transaction Administrator to act on the basis of the notifications received at the fax number of the Purchaser or the Transaction Administrator, indicated under Clause 27 if;

(a)	the fax has been sent from the Seller’s or the Servicer’s or the Master Servicer’s fax number, as indicated under Clause 27 and;

(b)	the signatures appended on the fax are apparently those of the officers empowered to issue such notifications for account of the Seller or the Servicer or the Master Servicer

The Seller and the Servicer and the Master Servicer bear full responsibility for all damages that may result from the fact that the Purchaser or the Transaction Administrator may have acted on the basis of such notification.

27.5	The communications referred to in Clause 4 will be carried out exclusively by computer, i.e. by transfer, by phone (modem) of computer records or on a computer disk sent by mail. The electronic records thereof maintained by the Purchaser or the Transaction Administrator shall constitute prima facie evidence of the existence, time and contents of such communications.

27.6	Each of the Seller and the Servicer and the Master Servicer authorises the Purchaser and the Transaction Administrator to act on the basis of communications received in accordance with Clause 27 and bears full responsibility for any damage that may result from the fact that the Purchaser or the Transaction Administrator may have acted on the basis of such communications.

28.	ABSENCE OF REVOCATION

If a Party abstains from invoking a violation by the other Patty of one of the provisions of the Agreement or a failure to comply with one of its obligations, this may in no way be construed as a revocation of the right to invoke subsequently such violation or failure or any other violations or failures that may arise under this Agreement Likewise, failure to exercise a right arising under this Agreement may in no way be construed as a revocation to use this right in the future.

29.	AMENDMENTS

No amendment to this Agreement will be effective unless made in writing and signed by the parties to this Agreement.

30.	LAW AND JURISDICTION

30.1	This Agreement shall be governed by, and construed in accordance with, the law of Italy and the Milan courts will solely be competent to settle any disputes.

Signed in 5 originals on the date specified below the parties’ signature

SIGNATORIES

ING Bank NV, MILAN Branch the Purchaser

/s/ Andre HABAY		/s/ Luc VERBEKEN
name:	Andre HABAY	name:	Luc VERBEKEN
title:	Senior Manager	title:	Head of Corporate Banking SWE

Greif Italia S.p.A. the Seller

/s/ Michel Verholen
name:	Michel Verholen
title:	Proxy Holder

ING Bank NV, MILAN Branch the Transaction Administrator

/s/ Andre HABAY		/s/ Luc VERBEKEN
name:	Andre HABAY	name:	Luc VERBEKEN
title:	Senior Manager	title:	Head of Corporate Banking SWE

GREIF BELGIUM BVBA the Master Servicer

/s/ Chris Hanblenglax
name:	Chris Hanblenglax
title:	Illegible

Greif Italia S.p.A. the Servicer

/s/ Michel Verholen
name:	Michel Verholen
title:	Proxy Holder